SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           Transworld Healthcare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   894081 10 8
                                 ---------------
                                 (CUSIP Number)

Scott A. Shay, Hyperion Partners II L.P., 50 Charles Lindbergh Blvd.,
                 Suite 500, Uniondale, NY 11553 (516) 745-6644
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 1998
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)






                               Page 1 of 12 Pages

CUSIP No.  894081 10 8                       13D             Page  2 of 12 Pages
           --------------------                                   ---   --

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Hyperion Partners II L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      WC, OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                            |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
               NUMBER OF                            -0-
                SHARES
             BENEFICIALLY      -------------------------------------------------
               OWNED BY             8       SHARED VOTING POWER
                 EACH                       -10,818,021- (1)(2)
               REPORTING
                PERSON         -------------------------------------------------
                 WITH               9       SOLE DISPOSITIVE POWER
                                            -0-

                               -------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            -10,818,021- (1)(2)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -10,818,021- (2)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |X|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   61.7% (2)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                   PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Power is exercised  through its sole general partner,  Hyperion Ventures II
     L.P.

(2)  Excludes 3,000,000 shares issuable upon exercise of Warrants.

CUSIP No.  894081 10 8                       13D             Page  3 of 12 Pages
           --------------------                                   ---   --

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Hyperion Ventures II L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                   OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
               NUMBER OF                                       -0-
                SHARES
             BENEFICIALLY               ----------------------------------------
               OWNED BY                       8       SHARED VOTING POWER
                 EACH                                 -10,818,021- (1)(2)
               REPORTING
                PERSON                  ----------------------------------------
                 WITH                         9       SOLE DISPOSITIVE POWER
                                                      -0-

                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER
                                                      -10,818,021- (1)(2)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -10,818,021- (1)(2)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |X|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   61.7%(2)
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Solely in its capacity as the general partner of Hyperion Partners II L.P.
(2)  Excludes 3,000,000 shares issuable upon exercise of Warrants.

CUSIP No.  894081 10 8                       13D             Page  4 of 12 Pages
           --------------------                                   ---   --

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Hyperion Funding II Corp.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                   OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
               NUMBER OF                                       -0-
                SHARES
             BENEFICIALLY               ----------------------------------------
               OWNED BY                       8       SHARED VOTING POWER
                 EACH                                 -10,818,021- (1)(2)
               REPORTING
                PERSON                  ----------------------------------------
                 WITH                         9       SOLE DISPOSITIVE POWER
                                                      -0-

                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER
                                                      -10,818,021- (1)(2)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -10,818,021- (1)(2)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |X|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   61.7%(2)
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in its capacity as the sole general partner, Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.

(2)  Excludes 3,000,000 shares issuable upon exercise of Warrants.

CUSIP No.  894081 10 8                       13D             Page  5 of 12 Pages
           --------------------                                   ---   --

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Hyperion TW Fund L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                   WC, 00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
               NUMBER OF                                       -0-
                SHARES
             BENEFICIALLY               ----------------------------------------
               OWNED BY                       8       SHARED VOTING POWER
                 EACH                                 -4,148,456- (1)
               REPORTING
                PERSON                  ----------------------------------------
                 WITH                         9       SOLE DISPOSITIVE POWER
                                                      -0-

                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER
                                                      -4,148,456- (1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -4,148,456-

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |X|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.7%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Power is exercised through its sole general partner, Hyperion TW LLC.

CUSIP No.  894081 10 8                       13D             Page  6 of 12 Pages
           --------------------                                   ---   --

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Hyperion TW LLC
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                   00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
               NUMBER OF                                       -0-
                SHARES
             BENEFICIALLY               ----------------------------------------
               OWNED BY                       8       SHARED VOTING POWER
                 EACH                                 -4,148,456- (1)
               REPORTING
                PERSON                  ----------------------------------------
                 WITH                         9       SOLE DISPOSITIVE POWER
                                                      -0-

                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER
                                                      -4,148,456- (1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -4,148,456-

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |X|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   23.7%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                   00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in its capacity as the general partner of Hyperion TW Fund L.P.

CUSIP No.  894081 10 8                       13D             Page  7 of 12 Pages
           --------------------                                   ---   --

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Lewis S. Ranieri
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                   00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
               NUMBER OF                                       -0-
                SHARES
             BENEFICIALLY               ----------------------------------------
               OWNED BY                       8       SHARED VOTING POWER
                 EACH                                 -10,818,021- (1)(2)
               REPORTING
                PERSON                  ----------------------------------------
                 WITH                         9       SOLE DISPOSITIVE POWER
                                                      -0-

                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER
                                                      -10,818,021- (1)(2)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -10,818,021- (1)(2)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |X|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   61.7% (2)
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P.
(2)  Excludes 3,000,000 shares issuable upon exercise of Warrants.

CUSIP No.  894081 10 8                       13D             Page  8 of 12 Pages
           --------------------                                   ---   --

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Scott A. Shay
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                   00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
--------------------------------------------------------------------------------
                                              7       SOLE VOTING POWER
               NUMBER OF                                       -0-
                SHARES
             BENEFICIALLY               ----------------------------------------
               OWNED BY                       8       SHARED VOTING POWER
                 EACH                                 -10,818,021- (1)(2)
               REPORTING
                PERSON                  ----------------------------------------
                 WITH                         9       SOLE DISPOSITIVE POWER
                                                      -0-

                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER
                                                      -10,818,021- (1)(2)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   -10,818,021- (1)(2)

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |X|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   61.7% (2)
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P., which is the sole managing member of Hyperion TW LLC, which is the sole general partner of Hyperion TW Fund L.P.

(2)  Excludes 3,000,000 shares issuable upon exercise of Warrants.

CUSIP No.  894081 10 8                                       Page  9 of 12 Pages
           --------------------                                   ---   --



          The Statement on Schedule 13D, dated June 6, 1996, filed by the undersigned with the Securities and Exchange Commission on June 7, 1996, relating to the Common Stock, par value $0.01 per share, of Transworld Healthcare, Inc., as amended by Amendment No. 1 thereto, dated August 1, 1996, Amendment No. 2 thereto, dated January 23, 1997, Amendment No. 3 thereto, dated April 14, 1997 and Amendment No. 4 thereto, dated May 5, 1997 (the "Schedule 13D"), is hereby further amended by adding thereto the information set forth below. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, unless the context otherwise requires.


Item 3.   Source and Amount of Funds and Other Consideration.

          Item 3 is hereby supplemented by addition of the following:

          The funds for the purchase of the March 1997 Fund Shares were obtained from capital contributed to the Fund by its partners. The funds for the purchases of shares of Common Stock by the Fund in July and August of 1998 were obtained from capital contributed to the Fund by its partners. The funds for the purchases of shares of Common Stock by the TW Fund in July of 1998 were obtained from capital contributed to the Fund by its partners.


Item 4.   Purpose of Transactions.

          The shares of Common Stock acquired by the Fund in July and August of 1998 were acquired by the Fund for the purpose of investment. The shares of Common Stock acquired by the TW Fund in July of 1998 were acquired by the TW Fund for the purpose of investment. The shares of Common Stock referred to in the two preceding sentences and any other shares of Common Stock now owned or hereafter acquired by the Fund and the TW Fund, respectively, or by other Reporting Persons, may be disposed of at any time or from time to time, in whole or in part. In addition, the Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock.


Item 5.   Interest in Securities of the Issuer.

          Items 5(a)-(c) are hereby supplemented by addition of the following:

CUSIP No.  894081 10 8                                       Page 10 of 12 Pages
           --------------------                                   ---   --




          (a)-(c) Pursuant to the March 1997 Fund Purchase Agreement the Fund purchased from Transworld 1,159,288 shares of Common Stock. The Fund purchased 211,400 shares of Common Stock on the open market throughout July and August of 1998. The TW Fund purchased 32,000 shares of Common Stock on the open market in July of 1998. Accordingly, the Fund beneficially owns 10,818,021 shares of Common Stock (of which 6,669,565 shares are owned directly by the Fund and 4,148,456 shares are owned directly by the TW Fund), constituting approximately 61.7% of the outstanding Common Stock (on the basis of 17,536,076 shares outstanding as of August 10, 1998). In addition, the Fund owns 3,000,000 Warrants.

          As a result of its right to acquire Common Stock upon exercise of the Warrants, the Fund may be deemed under Rule 13d- 3(d)(1)(i)(A) under the Act, to own beneficially 13,818,021 shares of Common Stock, constituting approximately 67.3% of the outstanding Common Stock (on the basis of 17,536,076 shares outstanding as of August 10, 1998).

CUSIP No.  894081 10 8                                       Page 11 of 12 Pages
           --------------------                                   ---   --




Signature
---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 10, 1998

         HYPERION TW FUND L.P.
         By:  HYPERION TW LLC,
                  its General Partner
                  By:  HYPERION PARTNERS II L.P.,
                           its Managing Member
                           By:  HYPERION VENTURES II L.P.,
                                   its General Partner
                                   By:  HYPERION FUNDING II CORP.,
                                        its General Partner


                                            By:/s/Scott A. Shay
                                               Name: Scott A. Shay
                                                Title: Executive Vice President


                  HYPERION TW LLC,
                  By:  HYPERION PARTNERS II L.P.,
                           its Managing Member
                           By:  HYPERION VENTURES II L.P.,
                                    its General Partner
                                    By:  HYPERION FUNDING II CORP.,
                                            its General Partner


                                            By:/s/Scott A. Shay
                                               Name: Scott A. Shay
                                               Title: Executive Vice President

CUSIP No.  894081 10 8                                       Page 12 of 12 Pages
           --------------------                                   ---   --



          HYPERION PARTNERS II L.P.
          By:      Hyperion Ventures II L.P.,
                   its general partner
                   By:      Hyperion Funding II Corp.,
                            its general partner

                            By:/s/Scott A. Shay
                               Name:  Scott A. Shay
                               Title: Executive Vice President


                                   HYPERION VENTURES II L.P.
                                   By:      Hyperion Funding II Corp.,
                                            its general partner


                                            By:/s/Scott A. Shay
                                                Name:  Scott A. Shay
                                                Title: Executive Vice President


                                   HYPERION FUNDING II CORP.


                                   By:/s/Scott A. Shay
                                       Name:  Scott A. Shay
                                       Title: Executive Vice President



                                      /s/Scott A. Shay
                                        Scott A. Shay, as Attorney-in-Fact
                                        for Lewis S. Ranieri



                                      /s/Scott A. Shay
                                        Scott A. Shay